Bowman Consulting Group Ltd.

12355 Sunrise Valley Drive

Suite 520

Reston, Virginia 20191

May 23, 2023

Jennie Beysolow

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street, N.E.

Washington, D.C. 20549

RE:	Bowman Consulting Group Ltd. (the “Company”)

Registration Statement on Form S-3 (the “Registration Statement”)

Filed May 17, 2023

File Number 333-272019

Dear Ms. Beysolow:

The Company hereby requests, pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, acceleration of the effectiveness of the Registration Statement such that the Registration Statement will become effective as of 4:00 P.M. on Thursday, May 25, 2023, or as soon thereafter as practicable.

Very truly yours,

BOWMAN CONSULTING GROUP LTD.

By:	/s/ Bruce Labovitz
Name:	Bruce Labovitz
Title:	Chief Financial Officer

cc:	Jason Simon, Esq.
Greenberg Traurig, LLP